SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature	3

Connected Transaction dated September 29, 2005	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: September 30, 2005	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

CONNECTED TRANSACTION

The Directors announce that on September 29, 2005, the Company entered into the Contract with China Petrochemical Corporation Pipelines Transportation Company.

Pursuant to the Contract, the Company agrees to transfer to China Petrochemical Corporation Pipelines Transportation Company the Target Land Use Rights at RMB62,741,700 (equivalent to about HK$60,039,904). The Target Land Use Rights were last valued as at 30 August 2004 at RMB62,741,700 (equivalent to about HK$60,039,904) by Zhoudi Land Appraisal Company.

Under the Listing Rules, the Contract constitutes a connected transaction of the Company, requiring disclosure by way of announcement.

The Contract

On September 29, 2005 the Company entered into the Contract with China Petrochemical Corporation Pipelines Transportation Company, a branch company of Sinopec.

The Target Land Use Rights comprise of a site area of 690,000m2 located at Zhusimen, Nanao Village, Cezi township, Dinghai District, Zhoushan Municipality, Zhejiang Province. The Company acquired the site from the Zhejiang Provincial government on 1 November, 1996 at the original purchase price of RMB21,528,000. The Target Land Use Rights were granted to the Company for a term of 50 years up to November 2046.

Pursuant to the Contract, the Company agrees to transfer the Target Land Use Rights to China Petrochemical Corporation Pipelines Transportation Company. The Target Land Use Rights were last valued as of August 30, 2004 (being the latest valuation date) at RMB62,741,700 by Zhoudi Land Appraisal Company (Dinghai District, Zhoushan Municipality), a qualified property valuer in the PRC appointed by the Company but independent from the Company and China Petrochemical Corporation Pipelines Transportation Company. Based on this property valuation, the parties agreed to a purchase price of RMB62,741,700. Based on the original purchase price, the Company is expected to book a gain of RMB41,213,700 (equivalent to about HK$39,438,947) before tax and RMB31,529,600 (equivalent to about HK$30,171,866) after tax. The Company intends to use the purchase monies from the transfer of the Target Land Use Rights as working capital.

The Company and China Petrochemical Corporation Pipelines Transportation Company shall be responsible for their respective tax liability arising from the Contract. Other administrative expenses (not having a material impact on the Company’s financial standing) jointly incurred by the Company and China Petrochemical Corporation Pipelines Transportation Company shall be shared between them on an equal basis.

The Contract will be effective from the date of signing and the Company will assist China Petrochemical Corporation Pipelines Transportation Company to complete all necessary transfer procedures within six months of the date of signing. China Petrochemical Corporation Pipelines Transportation Company will settle the full consideration in cash within sixty days of the Contract.

As each of the applicable percentage ratios (other than the profits ratio defined in the Listing Rules) for the Contract is more than 0.1% but less than 2.5%, it is subject to the reporting and announcement requirements but is exempt from independent shareholders’ approval requirements.

Relationship between the Company and Sinopec

China Petrochemical Corporation Pipelines Transportation Company is a branch company of Sinopec. Sinopec is the controlling shareholder of the Company, having a beneficial interest of approximately 55.56% of the registered capital of the Company.

Accordingly, the Contract constitutes a connected transaction of the Company and under Rule 14A.32 the Listing Rules is subject to reporting and announcement requirements but exempt from independent shareholders’ approval.

Principal activities of the Company and Sinopec

The Company is a highly integrated entity which processes crude oil into synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products.

Sinopec is an integrated energy and chemical company with upstream, midstream and downstream operations. The principal operations of Sinopec include oil and gas exploration and production, oil refining, petrochemical production and sales/marketing of refined oil products in China.

Reasons for and benefits of the Contract

The Company originally considered to develop the Target Land Use Rights into a oil storage facility at the time of acquisition on 1 November 1996. However, owing to the onerous application process, the Company decided not to proceed with the development plan and the Target Land use Rights had since been vacant. After due consideration, the Company decides to transfer the Target Land Use Rights to China Petrochemical Corporation Pipelines Transportation Company, which will develop large scale oil storage depots and pipeline transmission infrastructures on the site as part of its Yonghuning Pipeline Project development. The Company is of the opinion that the disposal of the Target Land Use Rights not only allows it to generate value from an unused parcel of land but also indirectly benefits it in that it could, if desired, make use of any oil storage depots and pipeline transmission infrastructures developed by China Petrochemical Corporation Pipelines Transportation Company by entering into appropriate arrangements.

The Directors, including the independent non-executive Directors, consider that, based on the terms of the Contract and the fact that the Contract was negotiated on an arm’s length basis, the Contract is on normal commercial terms no less favorable to the Company than those offered by an independent third party and are fair and reasonable as far as the Company and its shareholders as a whole are concerned.

At the meeting of the board of Directors to approve the Contract, connected Directors Lei Dianwu and Xiang Hanyin abstained from voting in compliance with PRC corporate governance requirements, and the independent non-executive Directors Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong expressed their views in approval of the Contract.

Definitions

“Company”	Sinopec Shanghai Petrochemical Company Limited, a company incorporated in the PRC the H shares of which are listed on The Stock Exchange of Hong Kong Limited, the American Depositary Shares of which are listed on the New York Stock Exchange, and the A shares of which are listed on the Shanghai Stock Exchange, and includes the subsidiaries of the Company except where the context otherwise requires

“Contract”	the Land Use Rights Transfer Contract between the Company and China Petrochemical Corporation Pipelines Transportation Company dated September 29, 2005

“connected person”	shall have the meaning ascribed to it in the Listing Rules

“controlling shareholder”	shall have the meaning ascribed to it in the Listing Rules

“Directors”	the directors of the Company, including the independent non-executive directors

“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited

“PRC”	People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Sinopec”	China Petroleum and Chemical Corporation, the controlling shareholder of the Company, a company incorporated in the PRC the H shares of which are listed on the Stock Exchange, the A shares of which are listed on the Shanghai Stock Exchange, and the American Depositary Shares of which are listed on the New York Stock Exchange and London Stock Exchange

“Target Land Use Rights”	The land use rights legally owned by the Company in connection with an area of 690,000m2 located at Zhusimen, Nanao Village, Cezi township, Dinghai District, Zhoushan Municipality, Zhejiang Province

This announcement contains translation between RMB and HKD amounts at 1.045, being the exchange rate prevailing on the date of the Contract. The translation shall not be taken as representation that RMB could actually be converted into HKD at that rate or at all.

By Order of the Board Zhang Jingming Company Secretary

Shanghai, September 29, 2005

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.